Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					40 Weeks Ended
	Jan. 3, 2009	Jan. 2, 2010	Jan. 1, 2011	Dec. 31, 2011	Dec. 29, 2012	Oct. 6, 2012	Oct. 5, 2013
(In thousands, except ratios)

Fixed Charges:
Interest expense on	$26,466	24,372	23,403	24,894	24,944	18,672	15,571
Indebtedness

Rent expense (1/3 of total	7,299	8,565	8,164	6,400	7,612	5,614	6,420
rent expense)

Total fixed charges	$33,765	32,937	31,567	31,294	32,556	24,286	21,991

Earnings:
Income (loss) before	$53,791	23,750	72,126	58,428	(121,694)	(81,276)	27,271
provision for income taxes

Fixed charges	33,765	32,937	31,567	31,294	32,556	24,286	21,991

Total earnings (loss)	$87,556	56,687	103,693	89,722	(89,138)	(56,990)	49,262

Ratio	2.59x	1.72x	3.28x	2.87x	-2.74x	-2.35x	2.24x